

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2013

<u>Via E-mail</u>
Michael W. Yackira
Chief Executive Officer
NV Energy, Inc.
6226 West Sahara Avenue
Las Vegas, Nevada 89146

>   **Re: NV Energy, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 2, 2013**
>   **File No. 001-08788**

Dear Mr. Yackira:

    We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary Term Sheet, page 1</u>

<u>Interests of Directors and Executive Officers in the Merger (see page 45), page 7</u>

1. Please revise your disclosure here as well as on pages 45-46 to state that certain of your officers will continue to be officers of the post-Merger company. Please also revise page 7 to discuss the change-in-control and any other termination benefits your officers will receive.

The Merger, page 27

Background of the Merger, page 27

2. You state in the first paragraph of this section that you engaged Lazard as a financial advisor as of October 26, 2010. Please revise your disclosure to provide additional information regarding fees paid to Lazard for prior services.

3. Please clarify how the board of directors determined that the purchase price of $23.75 per share was appropriate. Specifically, please enhance your disclosure of the May 21, 2013 special meeting of the board of directors. In your revised disclosure, please also elaborate upon Lazard's "preliminary analysis" and "assessment of the MidAmerican proposal" that was reviewed with the board of directors as well as the "further discussion and consideration" that ensued.

4. You make reference to NVE's stand-alone plan throughout this section and your evaluation of it against NVE's strategic alternatives. Please elaborate upon this plan and its relative benefits and risks. In doing so, please also briefly discuss the impact of any NVision legislation.

5. On page 28, you reference "various other third parties" identified by Lazard and NVE management. Considering it appears that you considered contacting other parties for purposes of entering into a strategic transaction, please elaborate upon how the Board was able to recommend the transaction with MidAmerican without soliciting third parties. In this regard, we note your reference to "various acceptable approaches" on page 31.

The Agreements and Plan of Merger, page 59

6. You state in the second paragraph in this section that "[the merger agreement does] not…provide any other factual information regarding NVE or MidAmerican or their respective businesses." You also state in the last paragraph on page 61 that "[investors] should not rely on the representations and warranties as characterizations of the actual state of facts or condition of NVE, MidAmerican or any of their respective subsidiaries, affiliates or businesses." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the purchase agreement, you have provided corrective disclosure. Furthermore, please revise to remove any potential implication that the information in your agreements does not constitute public disclosure under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Attorney-Advisor, at (202) 551-3535, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Imad I. Qasim
        Sidley Austin LLP